SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC

(Translation of Registrant's Name into English)

Bandera 84, Sixth Floor, Santiago Chile

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated June 25, 2003

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU BEGINS SELLING HEINEKEN BEER

(Santiago, Chile, June 25, 2003) - Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announces that it began selling Heineken beer in Chile and Argentina. On April 28, 2003, the Company, through its subsidiaries, Cervecera CCU Chile Ltda. and Compañía Cervecerías Unidas Argentina S.A., signed license and technical assistance agreements with Heineken Brouwerijen B.V. providing them with the exclusive rights to produce, sell and distribute Heineken Lager beer in Chile and Argentina. The Company began selling Heineken beer in both countries on June 18, 2003.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Ricardo Reyes
Chief Financial Officer

Date: June 25, 2003